Exhibit (d)(1)
VOTING AGREEMENT
     This Voting Agreement (“Agreement”), dated as of December 10, 2010 is by and between Howard Amster, Barry Igdaloff and NovaStar Financial, Inc., a Maryland corporation (“NovaStar”). Mr. Amster and Mr. Igdaloff herein are the “Shareholders”.
     WHEREAS, as of the close of business on the date of this Agreement, NovaStar has issued and outstanding 2,990,000 shares of 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred”);
     WHEREAS, based on information previously provided by Mr. Amster, Mr. Amster owns or controls, directly or indirectly, 218,766 shares of the Series C Preferred, representing 7.32% of all shares of the Series C Preferred;
     WHEREAS, based on information previously provided by Mr. Igdaloff, Mr. Igdaloff owns or controls, directly or indirectly, 307,774 shares of the Series C Preferred, representing 10.30% of all shares of the Series C Preferred;
     WHEREAS, NovaStar is contemplating making an offer (the “Offer”) to acquire or exchange all the share of the Series C Preferred;
     WHEREAS, under the terms of the Offer, each holder of the Series C Preferred will be offered, for each share of Series C Preferred, the right to receive either (a) $2.00 and three (3) shares of Common Stock (as defined below), up to a maximum amount of $1,623,000 to be distributed pro rata among the Series C Preferred holders that tender in the Offer, or (b) 19 shares of Common Stock up to a maximum that, when added to the number to be issued pursuant to clause (a) of this recital, will equal 43,823,732.
     WHEREAS, upon completion of the transactions contemplated in the Offer, NovaStar’s board of directors will consist of six (6) individuals, two (2) of whom will be Howard Amster and Barry Igdaloff, which Mr. Amster and Mr. Igdaloff currently serve on the board of directors at the election of the holders of the Series C Preferred voting as a separate class.
     WHEREAS, during the time that the Common Stock owned by Jefferies and Mass Mutual is subject to a lock-up restricting the transfer of such shares, each of Jefferies and Mass Mutual will have the right to designate one (1) representative to attend and observe meetings of the board of directors, subject to the right of Jefferies and Mass Mutual to replace its respective board observer in the event of vacancy.
     WHEREAS, each of the Shareholders and NovaStar has determined that entering into this Agreement will facilitate the Offer.
     NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS
          Section 1.1 General. As used in this Agreement, the following terms shall have the following meanings:
          “Agreement” shall have the meaning set forth in the preamble.
          “Closing Date” shall mean the date occurring after the Offer has closed and falling on the date the exchange of shares contemplated by the Offer is completed.
          “Common Stock” shall have the mean NovaStar’s common stock, par value $0.01.
          “Frustrating Transactions” shall have the meaning set forth in Section 2.1(a).
          “Law” shall mean any federal, state, local or foreign law (including common law), statute, ordinance, rule, regulation, judgment, code, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.
          “Lock-Up Period” shall have the meaning set forth in Section 2.2.
          “NovaStar” shall have the meaning set forth in the preamble.
          “NovaStar Shareholder Meeting” shall mean a special meeting of the holders of NovaStar’s Common Stock, Series C Preferred, or the Series D Preferred.
          “Offer” shall have the meaning set forth in the recitals.
          “Person” shall mean any natural person, corporation, partnership, limited liability company, business trust, joint venture, association, company, other entity or government, or any agency or political subdivision thereof.
          “SEC” shall mean the U.S. Securities and Exchange Commission.
          “Series C Preferred” shall have the meaning set forth in the recitals.
          “Series D Preferred” shall mean the shares of Novastar’s 9.00% Series D1 Mandatory Convertible Preferred Stock, par value $0.01.
          “Shareholders” shall have the meaning set forth in the recitals.

ARTICLE II
VOTING AND TRANSFERS
     Section 2.1 Voting of Series C Preferred.
          (a) From the date of this Agreement until the earlier of Closing Date or the termination of this Agreement in accordance with its terms, the Shareholders agree that each shall be present, in person or by proxy, at each and every shareholders meeting of NovaStar, and otherwise to cause all shares of Series C Preferred held by each to be counted as present for purposes of establishing a quorum at any such meeting, and to vote or consent, or cause to be voted or consented, all shares of Series C Preferred owned or controlled directly or indirectly by the Shareholders in favor of any proposal that receives the recommendation of NovaStar’s board of directors which is presented at any NovaStar Shareholder Meeting or any such other meeting and against any proposal, action or transaction involving or affecting NovaStar that would reasonably be expected to prevent, impede or delay the consummation of the Offer (collectively, “Frustrating Transactions”); provided that NovaStar shall send written notice to the Shareholders of any proposal that NovaStar considers to be a Frustrating Transaction at least 10 Business Days prior to the vote on any such Frustrating Transaction. Moreover, the Shareholders agree to tender for exchange all shares of Series C Preferred held by each exclusively in favor of Common Stock (defined as the “Stock-Only Option” in the Company’s Registration Statement on Form S-4 filed on or about the same date as this Agreement).
          (b) Each of the Shareholders shall grant an irrevocable proxy, which shall be deemed coupled with an interest, sufficient in law to support an irrevocable proxy to NovaStar or its designees to vote any shares of Series C Preferred owned or controlled directly or indirectly by the Shareholders at any NovaStar Shareholder Meeting until such time as this Agreement shall terminate or the Closing Date.
          (c) Each of the Shareholders agrees to perform such further acts and execute such further instruments as may be reasonably necessary to vest in NovaStar the power to carry out and give effect to the provisions of this Section.
     Section 2.2 Lock-Up Period. During the period commencing on the date of this Agreement and ending on the earlier of (i) termination of this Agreement in accordance with its terms or (ii) completion of the Offer and the occurrence of the Closing Date (such period, the “Lock-Up Period”), except as otherwise contemplated or permitted by this Agreement, the Shareholders shall not during the Lock-Up Period, without the prior written consent of NovaStar, directly or indirectly (x) offer, pledge, transfers, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock, Series C Preferred or Series D Preferred, or (y) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Common Stock, Series C Preferred or Series D Preferred.
     Section 2.3 Transitional Series C Representation. On the Closing Date, or as soon thereafter as reasonably practicable, NovaStar shall use its reasonable best efforts to expand its board of directors by two positions and appoint Howard Amster and Barry Igdaloff to fill the newly created positions. At the next annual meeting of shareholders of NovaStar occurring after the Closing Date, NovaStar shall use its reasonable best efforts to nominate the Shareholders to three year terms as a director of NovaStar’s board of directors, and the Shareholders shall accept such nomination, to stand for election as a director of NovaStar’s board of directors.
     Section 2.4 Public Announcements. The Shareholders shall not issue any public release, announcement or other public disclosure concerning this Agreement or the transactions contemplated herein without the prior written consent of NovaStar, except as such release or announcement may be required by law. NovaStar or its designees and agents shall have the right to announce publicly or privately, issue press releases, or make filings with the SEC, this Agreement and its content, and the transactions contemplated herein, as NovaStar may determine in its sole discretion.
     Section 2.5 Accredited and Sophisticated Investor. Each Shareholder individually represents and warrants to NovaStar that he qualifies as an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended and has such knowledge and experience in financial and business matters so as to be capable of evaluating the relative merits and risks of an investment in the NovaStar’s securities.
     Section 2.6 Further Assurances. Each of the parties agrees that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other action as may be necessary to carry out the purposes and intents of this Agreement.
ARTICLE III
TERMINATION
     Section 3.1 Termination. This Agreement may be terminated:
          (a) by mutual written consent of each of the Shareholders and NovaStar; or
          (b) by either of the Shareholders or NovaStar if Closing Date has not occurred on or prior to June 30, 2011 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a significant cause of, or resulted in, the Closing Date not occurring on or prior to the Termination Date).
     Section 3.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 3.1, written notice of such termination shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Article IV, which shall survive termination of this Agreement in accordance with its terms).

ARTICLE IV
MISCELLANEOUS
     Section 4.1 Entire Agreement. This Agreement shall constitute the entire agreement between the parties with respect to the subject matter hereof and shall supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.
     Section 4.2 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in multiple counterparts, and by the different parties in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy, telefax or electronic transmission shall be considered original executed counterparts for purposes of this Section 4.2; provided that receipt of copies of such counterparts is confirmed.
     Section 4.3 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:
     To Howard Amster:
23811 Chagrin Blvd., Ste. 200
Beachwood, OH 44122-5525
     To Barry Igdaloff:
2480 Colts Neck Road
Blacklick, OH 43004
     To NovaStar:
NovaStar Financial, Inc.
2114 Central Street, Suite 600
Kansas City, MO 64108
Attention: Rodney Schwatken
     with a copy to (which shall not constitute notice):
Bryan Cave LLP
One Kansas City Place
1200 Main Street, Suite 3500
Kansas City, Missouri 64105
Attention: Gregory G. Johnson, Esq.
or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient if received prior to 5 P.M., local time, in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
     Section 4.4 Amendments. This Agreement may be amended or supplemented in any and all respects by written agreement of the parties. No amendment to or modification of any provision of this Agreement shall be binding upon any party unless in writing and signed by all parties.
     Section 4.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other party. Any purported assignment not permitted under this Section shall be null and void.
     Section 4.6 Successors and Assigns. The terms and provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.
     Section 4.7 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MARYLAND APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN THE STATE OF MARYLAND, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS.
     Section 4.8 Consent to Jurisdiction; Waiver of Jury Trial.
          (a) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware or, in the event that such court does not have subject matter jurisdiction over such action or proceeding, any federal court sitting in the State of Delaware, and the parties to this Agreement irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each of the parties to this Agreement consents to service being made through the notice procedures set forth herein and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses of the parties set forth herein shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated by this Agreement. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

          (b) EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.
     Section 4.9 Specific Performance. The parties agree that irreparable and unquantifiable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties agree that, if for any reason either of the Shareholders shall have failed to perform its obligations under this Agreement, the parties hereto shall not object to the granting of specific performance of the terms and provisions of this Agreement or other equitable relief on the basis that there exists an adequate remedy at law, and the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and injunctive and other equitable relief, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which they are entitled at Law or in equity. If, notwithstanding the preceding sentence, a court shall require that the non-breaching party prove that such non-breaching party is entitled to specific performance, injunctive or other equitable relief for a breach or non-performance of this Agreement by the other party, the parties agree that a party’s entitlement to such specific performance, injunctive or other equitable relief shall be governed by the preponderance of the evidence standard (and not the clear and convincing evidence or any other higher standard) for the burden of persuasion with respect to a party’s entitlement to such relief.
     Section 4.10 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
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     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.
HOWARD AMSTER
By: /s/ Howard Amster
BARRY IGDALOFF
By: /s/ Barry Igdaloff
NOVASTAR FINANCIAL, INC.
By: /s/ W. Lance Anderson
Name: W. Lance Anderson
Title: Chairman and Chief Executive Officer

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